Exhibit 99.2

Hydrogenics Corporation

First Quarter 2009 Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Basis of Presentation

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three months ended March 31, 2009 and updates our MD&A for fiscal 2008. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2008. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. This MD&A is dated May 12, 2009 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.

Additional information about Hydrogenics, including our 2008 Annual Information Form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the US Securities and Exchange Commission website at www.sec.gov

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 15 of this MD&A.

In this MD&A, “Hydrogenics,” the “Corporation,” or the words “our,” “refer,” “us” or “we” refer to Hydrogenics Corporation.

For additional information, please refer to www.hydrogenics.com/investor.

Hydrogenics Corporation

Management’s Discussion and Analysis — Contents

Section		Page

1	Operating Results A discussion of our operating results for the first quarter of 2009.	3

2	Financial Condition A discussion of the significant changes in our Consolidated Balance Sheets.	7

3	Summary of Quarterly Results A summary view of our quarterly financial performance.	7

4	Liquidity and Capital Resources A discussion of cash flow, liquidity, credit facilities and other disclosures.	8

5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results, and changes to accounting policies.	10

6	Recent Accounting Pronouncements A discussion of Canadian generally accepted accounting principle developments that have, will or might affect the Corporation.	10

7	Outlook The outlook for our business.	12

8	Internal Control Over Financial Reporting A statement of responsibilities regarding internal controls over financial reporting.	12

9	Reconciliation and Definition of Non-GAAP Measures A description, calculation and reconciliation of certain measures used by management.	13

10	Risk Factors and Forward-looking Statements Risk factors and caution regarding forward-looking statements.	14

Hydrogenics Corporation

1            Operating Results

A discussion of our operating results for the first quarter of 2009.

Hydrogenics Corporation

Summary Financial Analysis

(in thousands of US dollars, except per share amounts)

	Three months ended March 31		% Increase
	2009	2008	(Decrease)
Consolidated Statements of Operations

OnSite Generation	3,784	7,313	(48)%
Power Systems	1,752	1,013	73%
	5,536	8,326	(34)%
Test Systems	—	2,385	(100)%
Revenues	5,536	10,711	(48)%

Gross Margin	1,631	1,865	(13)%
% of Revenues	30%	17%

Selling, General and Administrative expenses	3,708	4,061	(9)%
Research and Product Development expenses	1,682	1,712	(2)%

Net Loss	(3,997)	(4,322)	(8)%
Net Loss per Share	$(0.04)	$(0.05)	(20)%

Consolidated Statements of Cash Flows
Cash provided by (used in) operating activities	(7,029)	3,096	(327)%

Other Measures
Cash Operating Costs(1)	5,300	5,537	(4)%
EBITDA(1)	(3,759)	(3,908)	(4)%

(1) Cash Operating Costs and EBITDA are Non-GAAP measures. Please refer to Section 9 of this MD&A.

Hydrogenics Corporation

Highlights for the first quarter of 2009 compared to the first quarter of 2008.

•                  Revenues, exclusive of our Test Systems business unit, decreased $2.8 million or 34%, reflecting lower revenues in our OnSite Generation business unit due to timing of project execution, partially offset by increased revenues in our Power Systems business unit.

•                  Cash operating costs were $5.3 million, a 4% decrease from $5.5 million in the first quarter of 2008.  Cash operating costs for the first quarter of 2009 include $0.6 million of costs associated with business streamlining initiatives and $0.2 million of costs attributable to our Test Systems business unit.

•                  EBITDA loss was $3.8 million for the first quarter of 2009, a reduction of $0.1 million or 4% compared to the first quarter of 2008.  This decrease is attributable to: (i) $0.7 million of costs savings related to our ongoing business streamlining initiatives offset by; (ii) $0.6 million of severance and other related expenses associated with business streamlining actions undertaken in the first quarter of 2009.

•                  Net loss was $4.0 million, an 8% decrease from $4.3 million in the first quarter of 2008.

•                  Cash and cash equivalents, restricted cash and short-term investments were $15.7 million as at March 31, 2009, a $7.0 million sequential quarterly decrease from the fourth quarter of 2008 reflecting: (i) $3.7 million of non-cash working capital; (ii) a $3.8 million EBITDA loss; partially offset by (iii) $0.5 million of other items.

Business Segment Review

We report our results in four business segments: OnSite Generation; Power Systems; Test Systems; and Corporate and Other. These segments are differentiated by the products developed. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OnSite Generation

Summary Financial Analysis

(in thousands of US dollars)

	Three months ended March 31		% Increase
	2009	2008	(Decrease)
Revenues	3,784	7,313	(48)%
Gross Margin	1,283	1,248	11%
% of Revenues	34%	17%

Selling, General and Administrative Expenses	694	865	(20)%
Research and Product Development Expenses	531	294	81%
Segment Income	58	89	(35)%

Revenues for the first quarter of 2009 were $3.8 million, a decrease of $3.5 million or 48% compared to the comparable period of 2008, due to variations in timing of project deliveries.  Revenues consisted of the sale of electrolyzer products to customers in industrial gas and renewable energy storage markets. As at March 31, 2009, we had $11.7 million of confirmed orders, the substantial majority of which are anticipated to be delivered and recognized as revenue in 2009.

Gross Margin for the first quarter of 2009 was $1.3 million (34% of revenues), compared to $1.2 million (17% of revenues) in the first quarter of 2008 reflecting product cost reductions and operational improvements partially offset by decreased overhead absorption.

Hydrogenics Corporation

Selling, General and Administrative Expenses for the first quarter of 2009 were $0.7 million, a decrease of $0.2 million or 20% over the comparable period in 2008. This decrease is the result of streamlining and cost reduction initiatives combined with an increase in the value of the US dollar relative to the euro.

Research and Product Development Expenses for the first quarter of 2009 were $0.5 million, an increase of $0.2 million or 81% over the comparable period in 2008.  This increase is the result of increased material consumption for experimentation and prototyping trials to support our renewable energy product development efforts.

Segment Income for the first quarter of 2009 was $0.1 million, consistent with the first quarter of 2009 reflecting product cost reduction and operational improvements, offset by decreased gross margin resulting from lower revenues and overhead absorption as well as increased research and product development expenses.

Power Systems

Summary Financial Analysis

(in thousands of US dollars)

	Three months ended March 31		% Increase
	2009	2008	(Decrease)
Revenues	1,752	1,013	73%
Gross Margin	216	124	74%
% of Revenues	12%	12%

Selling, General and Administrative Expenses	1,537	1,132	36%
Research and Product Development Expenses	1,123	1,336	(16)%
Segment Loss	(2,445)	(2,344)	4%

Revenues for the first quarter of 2009 were $1.8 million, an increase of $0.8 million or 73% compared to the comparable period of 2008 due to the timing of product deliveries.  As at March 31, 2009, we had $6.0 million of confirmed orders, over half of which are anticipated to be delivered and recognized as revenue in 2009.

Gross Margin for the first quarter of 2009 was $0.2 million (12% of revenues) compared to $0.1 million (12% of revenues) in the first quarter of.

Selling, General and Administrative Expenses for the first quarter of 2009 were $1.5 million, an increase of $0.4 million or 36% over the comparable period of 2008, as a result of $0.6 million of severance and other related expenses associated with business streamlining actions taken in the first quarter of 2009.

Research and Product Development Expenses for the first quarter of 2009 were $1.1 million, a decrease of $0.2 million or 16% compared to the first quarter of 2008.

Segment Loss for the first quarter of 2009 was $2.4 million compared to a segment loss of $2.3 million in the first quarter of 2008.

Hydrogenics Corporation

Test Systems

Summary Financial Analysis

(in thousands of US dollars)

	Three months ended March 31		% Increase
	2009	2008	(Decrease)
Revenues	—	2,385	(100)%
Gross Margin	132	492	(73)%
% of Revenues	100%	21%

Selling, General and Administrative Expenses	209	394	(47)%
Research and Product Development Expenses	—	32	(100)%
Segment Income (Loss)	(77)	66	(216)%

Revenues for the first quarter of 2009 were $nil compared to $2.4 million in the first quarter of 2008 as a result of our decision in 2007 to windup our test equipment business.  Test Systems’ revenues for 2008 relate to the delivery of orders received prior to our decision to windup this business. As at March 31, 2009, we had no orders for Test Systems’ products and services remaining to be delivered.

Gross Margin for the first quarter of 2009 was $0.1 million and reflects the reversal of warranty accruals. Gross margin for the first quarter of 2008 was $0.5 million (21% of revenues).

Selling, General and Administrative Expenses for the first quarter of 2009 were $0.2 million, a decrease of $0.2 million or 47% from the comparable period in 2008. This reduction reflects our decision to downsize and subsequently wind up our test equipment business.

Research and Product Development Expenses for both the first quarter of 2009 and the first quarter of 2008 were less than $0.1 million.

Segment Loss for the first quarter of 2009 was less than $0.1 million compared to segment income of less than $0.1 million in the first quarter of 2008.

Corporate and Other

Summary Financial Analysis

(in thousands of US dollars)

	Three months ended March 31		% Increase
	2009	2008	(Decrease)
Selling, General and Administrative Expenses	1,178	1,436	(18)%
Research and Product Development Expenses	26	48	(46)%
Segment Loss	(1,533)	(2,133)	(28)%

Selling, General and Administrative Expenses for the first quarter of 2009 were $1.2 million, a decrease of $0.3 million or 18% compared to the first quarter of 2008 reflecting the results of our streamlining and cost reduction initiatives.

Research and Product Development Expenses for the first quarter of 2009 and the first quarter of 2008 were less than $0.1 million and reflect the payment of intellectual property fees.

Hydrogenics Corporation

Segment Loss for the first quarter of 2009 was $1.5 million a decrease of $0.6 million or 28% from the first quarter of 2008 reflecting lower operating costs as a result of streamlining initiatives taken in 2007 and the first quarter of 2009.

2            Financial Condition

A discussion of the significant changes in our consolidated balance sheets.

	March 31	December 31	Change
(Thousands of U.S. dollars)	2009	2008	$	%	Commentary

Cash, cash equivalents, restricted cash and short-term investments	15,745	22,731	(6,986)	(31)%	Please refer to Section 4 -Liquidity and Capital Resources.
Accounts receivable	4,735	3,974	761	19%	A greater amount of Revenues recorded near the end of the period.
Inventory	9,819	10,101	(282)	(3)%	Decreased raw materials as a result of improved product lead times partially offset by increased work-in-process for projects scheduled for delivery in upcoming quarters.
Accounts payable and accrued liabilities	15,200	17,298	(2,098)	(12)%	Decreased inventory levels.
Unearned revenue	4,398	4,785	(387)	(8)%	Fewer deposits against orders received prior to March 31, 2009 compared to December 31, 2008

3            Summary of Quarterly Results

A summary view of our quarterly financial performance.

The following table  highlights selected financial information for the eight consecutive quarters ending March 31, 2009.

	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2

Revenues	$5,536	$8,855	$10,984	$8,790	$10,711	$11,051	$10,624	$9,465

Gross Margin	1,631	2,568	1,488	1,973	1,865	1,430	1,080	965

% of Revenues	30%	29%	14%	22%	17%	13%	10%	10%

EBITDA	(3,759)	(2,004)	(3,446)	(5,066)	(3,908)	(9,585)	(7,171)	(5,672)

Net Loss	(3,997)	(1,950)	(3,728)	(4,319)	(4,322)	(9,497)	(6,478)	(3,787)

Net Loss Per Share (Basic and Fully Diluted)	(0.04)	(0.02)	(0.04)	(0.05)	(0.05)	(0.10)	(0.07)	(0.04)

Weighted Average Common Shares Outstanding	92,405,666	92,405,666	92,378,737	91,765,686	91,765,689	91,765,691	91,765,691	91,765,691

Hydrogenics Corporation

4            Liquidity and Capital Resources

A discussion of cash flow, liquidity, credit facilities, and other disclosures.

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Provided by (used in) Operating Activities

(in thousands of U.S. dollars)

	Three months ended March 31		Change
	2009	2008	$	%
Net loss	(3,997)	(4,322)	325	8%
Change in non-cash working capital	(3,665)	7,000	(10,665)	(152)%
Other items not affecting cash	633	418	215	51%
Cash provided by (used in) operating activities	(7,029)	3,096	(10,125)	(327)%

Changes in cash provided by (used in) operating activities in the first quarter of 2009 compared to the first quarter of 2008 are discussed below.

•                  Net loss decreased $0.3 million or 8% as more particularly described in Section 1 - Operating Results of this MD&A.

•                  Other items not affecting cash increased $0.2 million or 51%.

•                  Changes in non-cash working capital decreased $10.7 million as a result of a $3.7 million increase in non-cash working capital as more particularly described in our Section 2 - Financial Condition of this MD&A as well as the reversal of $7,000 decrease in non-cash working capital in the first quarter of 2008 which was impacted by a significant customer deposit

We anticipate consuming between $12.0 million to $17.0 million over the full year in 2009 to fund our anticipated EBITDA losses, non-cash working capital requirements and capital expenditures based on our actual results for the three months ended March 31, 2009 and our outlook for the nine months ending December 31, 2009.

Cash Provided by (used in) Investing Activities

(in thousands of U.S. dollars)

	Three months ended March 31		Change
	2009	2008	$	%
Cash provided by (used in) investing activities	(240)	8,651	8,891	103%

Cash used in investing activities was $0.2 million in the first quarter of 2009, an increase of $8.9 million or 103% over the comparable period of 2008. The $0.2 million of cash used in investing activities during the first quarter of 2009 reflects an increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee.  The $8.7 million of cash provided by investing activities during the first quarter of 2008 reflects a $15.0 million reduction in short-term investments to fund our operating requirements, offset by: (i) a $6.1 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee; and (ii) $0.2 million of capital expenditures.

Hydrogenics Corporation

Cash Provided by (used in) Financing Activities

(in thousands of U.S. dollars)

	Three months ended March 31		Change
	2009	2008	$	%
Cash provided by (used in) financing activities	79	(180)	259	144%

Cash provided by financing activities was $0.1 million in the first quarter of 2009, an increase of $0.3 million compared to the first quarter of 2008 and reflects a $0.3 million of cash provided by deferred research and product development grants.

Credit Facilities

We routinely utilize a credit facility with the Royal Bank of Canada (“RBC”) to better manage our short-term cash requirements and to support letters of guarantee provided to customers. As at March 31, 2009, we had $11.1 million of credit available to use compared to $11.5 million as at December 31, 2008, the result of exchange rate differences. As at March 31, 2009 and December 31, 2008, we had no indebtedness on this credit facility.

Our operating facilities are denominated in Canadian dollars and euro and bear interest at the RBC prime rate plus 0.5%, and EURIBOR, respectively. The facilities are due on demand and collateralized by a general security agreement over all of our assets and $1.3 million of restricted cash as at March 31, 2009. We had $1.4 million of letters of credit and letters of guarantee outstanding as at March 31, 2009 ($2.3 million as at December 31, 2008) with expiry dates extending to October 2011. We are in compliance with our debt covenants.

Subsequent to March 31, 2009, we terminated our existing credit facility and established a new Canadian $2.0 million credit facility with RBC (the “2009 Credit Facility”).  Pursuant to the 2009 Credit Facility, we may borrow up to Canadian $1.0 million for general borrowing purposes and up to Canadian $1.0 million for letters of credit and guarantee, subject to an equal amount of cash being provided as security to support any letters of credit and guarantee issued. The 2009 Credit Facility bears interest at the RBC’s prime rate plus 3% and is conditional upon the Corporation maintaining a minimum cash balance of Canadian $8.0 million and a current asset to current liability ratio of 1.25:1.00.

Contingent Off-balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

As a result of the Government of Canada’s commitment to developing domestic alternative energy technologies, we have entered into repayable contribution and other R&D arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received $10.9 million of funding toward agreed upon R&D project costs. Pursuant to the agreements, the funding parties have a right to receive as repayment between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technologies, and, in one case 0.53% of Stuart Energy Systems Corporation’s (“Stuart Energy”) gross business revenues. To date, we have recognized $46.5 million in revenues from these technologies and recorded a repayable amount of $0.2 million. At this time, the amount of further product revenues to be recognized is uncertain, and accordingly no further liabilities for repayment have been accrued. These arrangements expire between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we believe that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.

In 1998, Stuart Energy, now a wholly-owned subsidiary of the Corporation, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of the Ministry of Industry of the Government of Canada to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand Stuart Energy’s scope of work and resulted in Stuart Energy receiving a total of $5.6 million of funding from TPC.

Hydrogenics Corporation

Pursuant to the amended TPC agreement, Stuart Energy undertook to repay $14.2 million (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of Stuart Energy’s revenues reaching C$90 million or April 1, 2007 at 0.53% of Stuart Energy’s annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. We are in discussion with TPC regarding Stuart Energy’s obligations to TPC and anticipate that we will enter into an amended agreement with TPC concerning Stuart Energy. As discussions with TPC are ongoing, we are not able to ascertain the exact nature and extent of how payments against the Repayable Loan Amount will be made at this time.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are used as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. We are unaware of any actions with respect to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We are unaware of any actions with respect to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

We do not have any material obligations under forward foreign exchange contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

5            Critical Accounting Policies and Estimates

A description of our accounting estimates that are critical to determining our financial results, and changes to accounting policies.

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2008 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2008. These policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from those estimates.

6            Recent Accounting Pronouncements

A discussion of Canadian generally accepted accounting principle developments that have, will, or might affect the Corporation.

Our accounting policies used to prepare our interim consolidated financial statements for the three months ended March 31, 2009 are unchanged from those disclosed in our 2008 annual consolidated financial statements, except that they include the adoption of the standards noted below.

Hydrogenics Corporation

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582 “Business Combinations,” 1601 “Consolidated Financial Statements” and 1602 “Non-controlling interests.”  These sections replace the former CICA Handbook Sections 1581, “Business Combinations” and 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  CICA Handbook Section 1582 is effective for business combinations for which the acquisition date is on/after the beginning of the first annual reporting period beginning on/after January 1, 2011.  CICA Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. We are currently assessing the effect these standards may have on our results of operations and consolidated financial position.

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (:IFRS”) effective January 1, 2011.  The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.  We commenced our IFRS conversion project in 2008.

Our plan incorporates six significant items, as follows: (i) accounting policies, including choices among policies permitted uder IFRSs, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis; (ii) information technology and data systems; (iii) internal control over financial reporting; (iv) disclosure controls and procedures, including investor relations and external communications plans; (v) financial reporting expertise, including training requirements; and (vi) business activities, such as foreign currency activities, as well as other matters that may be influenced by Canadian GAAP measures such as debt covenants, capital requirements and compensation arrangements.

In 2009, the Corporation will continue to review remaining standards for application to Hydrogenics, carry out impact assessments and provide targeted training.  The Corporation will also make accounting policy choices and prepare its accounting system accordingly, to enable preparation of its opening financial position under IFRS for 2010.

Although its impact assessment activities are underway and progressing according to plan, continued progress is necessary before the Corporation can prudently increase the specificity of the disclosure of the various IFRSs.

The following changes only apply to note 13 of the interim consolidated financial statements.

In December 2007, the FASB issued Statement SFAS No. 141 (revised 2007), “Business Combinations,” which replaces SFAS No. 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition related costs as incurred. SFAS No. 141R is effective for us beginning January 1, 2009 and applies prospectively to business combinations completed on or after this date.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not change the Corporation’s consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. We adopted this guidance effective January 1, 2009.  The adopted of this guidance did not have a material impact on the Corporation’s results of operations and consolidated financial position.

Hydrogenics Corporation

7            Outlook

The outlook for our business in the balance of 2009

Current Market Environment

Recent market events and the resulting tightening of credit have reduced available liquidity and overall economic activity. Governments around the world have taken unprecedented actions to limit the impact of these events, but it is still too early to assess the severity and duration of this slowdown. As a global Company, we are subject to the risks arising from adverse changes in global economic conditions. For example, as a result of the recent financial crisis in the credit markets, the direction and relative strength of many economies have become increasingly uncertain. If economic growth in leading economies is slowed, our current or potential customers may delay or reduce purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which could materially and adversely affect our business, results of operations and financial condition.

Over the past few years, the Corporation has taken significant steps to strengthen its operations and financial position to better face a difficult economic situation. On January 5, 2009, in order to try to further streamline operations, the Corporation reduced its headcount by an additional 15% as well as implemented additional cost saving measures in order to maximize the Corporation’s cash resources. We have no funded or secured debt obligations outstanding; we maintain an order backlog of $17.7 million as at March 31, 2009, spread across numerous geographical regions.

In recent months we have witnessed governments in many jurisdictions recently show a willingness to increase spending on alternative energy projects to stimulate the economy and we believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States of America which will positively impact our business. However, as no business is immune to a slowdown in the economy, we have experienced some effects of the recent economic downturn in the first quarter of 2009.  The Corporation closely monitors its exposure to the following potential risks, which could impact future profitability and cash flows, and is ready to proactively respond should one or the other materialize: (i) sustained lower levels of orders, higher cancellation rates or significant delay of orders, any one of which would require production adjustments; and (ii) lower available customer financing, which could affect our customers’ ability to finance their purchases.

Delivery Outlook

We operate in various markets and in this MD&A define the market in which we have a product offering, as a relevant market.  Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control such as product development and market engagement initiatives as well as a number of factors that are beyond our control such as macro economic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Our delivery expectations for 2009 remain unchanged as outlined in our 2008 Management’s Discussion and Analysis. We caution readers not place undue reliance on this assessment and refer to our forward-looking statement on page 14 of this MD&A.

8            Internal Control Over Financial Reporting

A statement of responsibilities regarding internal controls over financial reporting.

No changes were made in our internal control over financial reporting during the interim period ended March 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Hydrogenics Corporation

9            Reconciliation and Definition of Non-GAAP Measures

A description, calculation, and reconciliation of certain measures used by management.

Non-GAAP financial measures including Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Cash Operating Expenses are used by management to provide additional insight into our performance and financial condition. We believe these Non-GAAP measures are an important part of the financial reporting process and, and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting EBITDA and Cash Operating Expenses in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our Non-GAAP financial measures to the most directly comparable Canadian GAAP number, disclosure of the purpose of the Non-GAAP measure, and how the Non-GAAP measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

We report EBITDA because it is a key measure used by management to evaluate performance of business units, and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian GAAP or US GAAP and should not be considered an alternative to Operating income or Net income in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

EBITDA

(in thousands of U.S. dollars)

	Three-months ended March 31
	2009	2008
Net loss	$(3,997)	$(4,322)
Amortization of property, plant and equipment	291	271
Amortization of intangible assets	—	63
Other income (expenses)	53	(80)
EBITDA	$(3,759)	$(3,908)

Cash Operating Costs

We report Cash Operating Costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes Cash Operating Costs is a useful measure in assessing our fixed operating costs.

Hydrogenics Corporation

Cash Operating Costs are not based on Canadian or US GAAP and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses which are disclosed in the Consolidated Statements of Operations. Investors should carefully consider the specific items included in our computation of Cash Operating Costs. While Cash Operating Costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that Cash Operating Costs as reported by us may not be comparable in all instances to Cash Operating Costs as reported by other companies.

The following is a reconciliation of Cash Operating Costs with Loss from Operations. Cash Operating Costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash Operating Costs

(in thousands of U.S. dollars)

	Three-months ended March 31
	2009	2008
Loss from operations	$(4,050)	$(4,242)
Less: Gross margin	1,631	1,865
Less: Stock-based compensation	90	236
Less: Amortization of property, plant and equipment	291	271
Less: Amortization of intangible assets	—	63
Cash Operating Costs	$5,300	$5,537

10     Risk Factors and Forward-looking Statements

Risk Factors and Caution regarding forward-looking statements.

Certain statements contained in the “Liquidity and Capital Resources,” “Recent Accounting Pronouncements,” “Outlook,” and “Risk Factors and Forward-looking Statements,” sections of this MD&A constitute forward-looking statements and other statements concerning our objectives and strategies and management’s beliefs, plans, estimates and intentions about our future results, levels of activity, performance, goals or achievements and other future events. In some cases, you can identify these forward-looking statements by our use of words such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “seeks,” “may,” “plans,” “potential,” “predicts,” “should,” “strategy” or “will,” or the negative or other variations of these words, or other comparable words or phrases. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee future results, levels of activity, performance, goals or achievements or other future events. Our ability to successfully execute our business plan, which includes an increase in revenue, and obtaining additional funding from potential investors or through non-traditional sources of financing and actively managing our liquidity will have a direct impact on our business, results of operations and financial condition, and if we are not successful will exacerbate other risks and uncertainties. In addition, the failure to maintain the listing requirements of NASDAQ could adversely affect our common share price and ability to raise additional funds. Forward-looking statements are subject to many risks and uncertainties that could cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks and uncertainties include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a sustained or broad economic recession, and its impact on our business, results of operations and financial condition, those set forth below, as well as others set forth in the “Risk Factors” and  “Forward-looking Statements” sections of our annual report for the year ended December 31, 2008 filed with the US Securities and Exchange Commission and Canadian securities regulatory authorities. These factors are not necessarily all of the important factors that could

Hydrogenics Corporation

cause actual results to differ materially from those expressed in our forward-looking statements. You should not place undue reliance on forward-looking statements.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s financial performance for the three months ended March 31, 2009 and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues or raising additional funding, we may possibly cease to continue as we currently do.

Although our interim consolidated financial statements for the three months ended March 31, 2009 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Corporation’s business plan, which includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing.

We have sustained losses and negative cash flows from operations since our inception. We expect that this will continue throughout 2009. If we do not raise additional capital before 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. In order to improve our chances of securing funding, we filed a base shelf prospectus during the third quarter of 2008. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also investigating non-traditional sources of financing including monetizing a portion of our accumulated tax losses, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions. We do not believe the ability to access capital markets or these adverse conditions are likely to improve significantly in the near future. Accordingly, we may have to pursue a combination of operating and related initiatives, such as further restructurings and/or asset sales.

There can be no assurances we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, it will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute the Corporation’s business plan, and result in our reducing or eliminating product development and commercialization efforts, reduce our sales and marketing efforts, and have to forego attractive business opportunities.

At March 31, 2009, we had approximately $15.7 million of cash and cash equivalents and restricted cash. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of new products. Due to these and other factors, many of which are outside our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or

Hydrogenics Corporation

we may be prevented from executing the Corporation’s business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

A sustained and broad economic recession could continue to have a negative impact on our business, results of operations and financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate this may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affects our outlook in two primary ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Secondly, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers to finance purchases by accessing credit. Our business is dependent on purchasers of our products having access to adequate levels of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result.

With a sustained or expanding economic downturn, we expect we will continue to experience significant difficulties on a number of fronts, depending on the duration and severity of these events. As a result, we may face new risks as yet unidentified, and a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position.

We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operations of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the three months ended March 31, 2009, we derived $3.8 million or 68% of revenues from our sales of hydrogen generation products and services and $1.8 million, or 32%, of our revenues from sales of power products and services. For the year ended December 31, 2008, we derived $31.2 million, or 79%, of revenues from our sales of hydrogen generation products and services, $5.6 million, or 15%, of our revenues from sales of power products and services, and $2.5 million, or 6%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2007, we derived $19.6 million, or 52%, of revenues from our sales of hydrogen generation products and services, $6.1 million, or 16%, of our revenues from sales of power products and services, and $12.3 million, or 32%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2006, we derived $12.0 million, or 40%, of our revenues from sales of hydrogen generation products and services, $7.0 million, or 23%, of our revenues from sales of power products and services, and $11.1 million, or 37%, of our revenues from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products design, development and manufacturing business, which is anticipated to take up to two years to complete. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy in January 2005, a significant part of our business now relates to hydrogen generation products. Because we

Hydrogenics Corporation

have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss for the three months ended March 31, 2009 of $4.0 million, a net loss of $14.2 million for the year ended December 31, 2008, a net loss of $28.1 million for the year ended December 31, 2007, and a net loss of $130.8 million for the year ended December 31, 2006. Our accumulated deficit as at March 31, 2009 was $295.4, and at December 31, 2008 was $291.4 million, as at December 31, 2007 was $277.1 million and as at December 31, 2006 was $249 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2009 and 2010, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, financial condition and results of operations.

To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 55% of revenues for the three months ended March 31, 2009, 35% of our revenues for the year ended December 31, 2008, 26% of our revenues for the year ended December 31, 2007 and 31% of our revenues for the year ended December 31, 2006. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis. We cannot be certain that customers who have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from

Hydrogenics Corporation

these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in currencies other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the euro strengthens against the US dollar, we may incur net foreign exchange losses on our net monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in U.S. dollars and euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into euros. The exchange rates between the Canadian dollar, the U.S. dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.

We carry insurance we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.

Identifiable intangible assets and goodwill arising from our acquisition of Stuart Energy in 2005 comprise approximately 12.3% of our total assets as at March 31, 2009, 10.6% of our total assets as at December 31, 2008 and 8% of our total assets as at December 31, 2007. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.